Exhibit 4.11

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (the “First Supplemental Indenture”), dated as of June 24, 2014, between Petróleos Mexicanos (the “Issuer”), having its principal office at Avenida Marina Nacional No. 329, Colonia Petróleos Mexicanos, Mexico D.F., 11311, Mexico, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Issuer and the Trustee previously have entered into an Indenture, dated as of August 7, 1998 (the “Original Indenture” and, as supplemented by this First Supplemental Indenture and by any further supplements thereto, the “Indenture”), providing for the issuance of the 8 3⁄8% Global Guaranteed Notes due 2005 and the 9 1⁄4% Global Guaranteed Bonds due 2018 (the “2018 Bonds”);

WHEREAS, only the 2018 Bonds remain Outstanding under the Original Indenture;

WHEREAS, pursuant to Section 902 of the Original Indenture, the Issuer and the Trustee may amend or supplement certain provisions, including Section 501(k), of the Indenture and the 2018 Bonds with the consent of Holders of not less than a majority in aggregate principal amount of the 2018 Bonds then Outstanding;

WHEREAS, the Issuer desires to amend certain provisions of the Indenture;

WHEREAS, pursuant to a Consent Solicitation Statement dated June 3, 2014 (the “Consent Solicitation Statement”), the Issuer solicited the consents (“Consents”) of the Holders of the 2018 Bonds to a proposed amendment to the Indenture (the “Amendment”) in exchange for a payment to each Holder whose validly delivered Consent is accepted (the “Consent Fee”) and the Holders of at least a majority in aggregate principal amount of the 2018 Bonds (the “Required Consents”) duly consented to the Amendment pursuant to Section 902 of the Original Indenture at or prior to 5:00 p.m. (New York City time) on June 17, 2014 (or as extended by the Issuer, the “Expiration Time”);

WHEREAS, the Issuer has heretofore delivered, or is delivering contemporaneously herewith, to the Trustee (i) a Board Resolution authorizing the execution of this First Supplemental Indenture, (ii) evidence of the written consent of the Holders of not less than a majority in aggregate principal amount Outstanding of the 2018 Bonds and (iii) the Opinion of Counsel described in Section 903 of the Original Indenture;

WHEREAS, the Issuer has duly authorized the execution and delivery of this First Supplemental Indenture for the foregoing purposes;

WHEREAS, all conditions necessary to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture valid and binding have been complied with or have been done or performed; and

WHEREAS, the Issuer has requested that the Trustee execute and deliver this First Supplemental Indenture.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein and in the Indenture and for other good and valuable consideration, the receipt and sufficiency of which are herein acknowledged, the Issuer and the Trustee hereby agree, for the equal and ratable benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS

Section 1.01. Defined Terms. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as supplemented and amended hereby. As used in this First Supplemental Indenture, “Consent Solicitation Completion Date” shall mean such time as each of the following events shall have occurred with respect to the 2018 Bonds in accordance with the terms and conditions of the Consent Solicitation Statement: (i) the Required Consents for the 2018 Bonds shall have been accepted at or prior to the applicable Expiration Time; and (ii) each Holder of the 2018 Bonds whose validly delivered Consent has been accepted shall have received payment of the applicable Consent Fee. All definitions in the Original Indenture shall be read in a manner consistent with the terms of this First Supplemental Indenture.

ARTICLE TWO

AMENDMENT TO INDENTURE

Section 2.01. Upon the occurrence of the Consent Solicitation Completion Date with respect to the 2018 Bonds, the text of Section 501(k) shall be amended and restated in its entirety as follows:

Control: the Issuer shall cease to be a public-sector entity of the Government or the Government shall otherwise cease to control the Issuer or any Guarantor; or the Issuer or any of the Guarantors shall be dissolved, disestablished or shall suspend its respective operations, and such dissolution, disestablishment or suspension of operations is material in relation to the business of the Issuer and the Guarantors taken as a whole; or the Issuer, the Guarantors and entities that they control shall cease to be, in the aggregate, the primary public-sector entities which conduct on behalf of Mexico the activities of exploration, extraction, refining, transportation, storage, distribution and first-hand sale of crude oil and exploration, extraction, production and first-hand sale of gas; for purposes of this provision, the term “primary” shall refer to the production of at least 75% of the barrels of oil equivalent of crude oil and gas produced by public-sector entities in Mexico;

ARTICLE THREE

MISCELLANEOUS

Section 3.01. Effect of Supplemental Indenture. This First Supplemental Indenture supplements the Original Indenture, and shall be a part, and subject to all the terms, thereof with respect to the 2018 Bonds. The Original Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and the Original Indenture, as supplemented by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument. All provisions included in this First Supplemental Indenture supersede any conflicting provisions included in the Original Indenture unless not permitted by law. The Trustee accepts the trusts created by the Original Indenture, as supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Original Indenture, as supplemented by this First Supplemental Indenture.

Section 3.02. Governing Law. This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, except that all matters relating to the authorization and execution of this First Supplemental Indenture and the 2018 Bonds by the Issuer will be governed by the laws of Mexico.

Section 3.03. Notices. All notices and communications hereunder shall be given in the manner set forth in Section 105 of the Indenture.

Section 3.04. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of this First Supplemental Indenture.

Section 3.05. Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them shall represent the same agreement.

Section 3.06. Liability of Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer.

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

PETRÓLEOS MEXICANOS

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Name:	Carlos Caraveo Sánchez
Title:	Associate Managing Director of Finance of Petróleos Mexicanos

DEUTSCHE BANK TRUST COMPANY AMERICAS
By: Deutsche Bank National Trust Company

By:	/s/ IRINA GOLOVASHCHUK
Name:	Irina Golovashchuk
Title:	Vice President

By:	/s/ DEBRA A. SCHWALB
Name:	Debra A. Schwalb
Title:	Vice President